Semiconductor Manufacturing International Corporation

(incorporated in the Cayman Islands with limited liability)

18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China

  201203

Tel: 86-21-5080-2000         Fax: 86-21-5080-3070

December 15, 2006

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s letter, dated November 28, 2006, which sets forth the Staff’s additional comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”).

Our response to the Staff’s comment (which has been retyped herein in bold for your ease of reference) is as follows:

Note 25. Litigation, page F-46

1.	We note your responses to our prior comment 1 from our letter dated September 26, 2006, comment 1 from our letter dated August 28, 2006 and comment 3 from our letter dated August 3, 2006. With respect to the Settlement Agreement entered into with TSMC on January 31, 2005, please address the following:

•	Tell us and revise future filings to clearly describe the specific rights you received and the specific obligations that you undertook in connection with this settlement.

•	Tell us and revise future filings to clearly describe the specific rights TSMC received and the specific obligations that TSMC undertook in connection with this settlement.

•	For each bullet above, distinguish between the rights received and obligations undertaken relating to the .13µm and smaller processes, as discussed on page 6 of the Settlement Agreement, the .15µm and larger processes, as discussed on page 10 of the Settlement Agreement, and the patents, as discussed in Exhibit H to the Settlement Agreement.

The Company advises the Staff that under the Settlement Agreement entered into with TSMC on January 31, 2005, the Company and TSMC cross-licensed each other’s patent portfolio for all semiconductor device products through December 2010. In addition to this right, the Settlement Agreement includes a TSMC covenant not to sue the Company for trade secret misappropriation as alleged in TSMC’s previous legal actions in 2003 and 2004 as it relates to .15µm and larger processes (“TSMC’s Covenant”). TSMC’s Covenant does not cover .13µm and smaller technologies after 6 months of the Effective Date of the Settlement Agreement (July, 31, 2005). Lastly, the Settlement Agreement provides for a dismissal of all pending legal actions without prejudice between the two companies in the U.S. Federal District Court, the U.S. California State Court, the U.S. International Trade Commission, and the Taiwan District Court. The actions rest as unproven allegations, denied by the Company.

The Company also advises the Staff that we will include the following disclosure in future filings:

“Under the Settlement Agreement entered into with TSMC on January 31, 2005, the Company and TSMC cross-licensed each other’s patent portfolio for all semiconductor device products through December 2010. In addition to this right, the Settlement Agreement includes a TSMC covenant not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions in 2003 and 2004 as it relates to .15µm and larger processes (“TSMC’s Covenant”). TSMC’s Covenant does not cover ..13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005).”

•	Tell us the period over which each right received and obligation undertaken will be in effect.

The rights and obligations of the Patent Cross License Agreement and the Settlement Agreement went into effect on January 31, 2005. The Patent Cross License Agreement will remain in effect until December 2010 while TSMC’s Covenant will remain in effect indefinitely, terminable upon a breach by the Company.

•	Identify any areas in which you undertook to perform actions in future periods and tell us the periods over which you would be required to perform. For example, note that paragraph 23 of the agreement refers to an obligation to update materials.

The Company also advises the Staff that under the terms of the Settlement Agreement, the Company will continue to pay TSMC the remaining amount of the aggregate of $175 million over the remainder of the 6-year period. Additionally the Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time. The Company has honored this agreement and will continue to do so.

2.	Of the rights identified in comment 1 above, tell us which ones were recorded as intangible assets on your balance sheet and explain in detail how each of these items meets the definition of an intangible asset pursuant to SFAS 141 and 142.

The Company advises the Staff that the Company’s right to use the patent licenses for all semiconductor device products and TSMC’s Covenant were recorded as intangible assets on the Company’s balance sheet.

The patent licenses for all semiconductor device products meets the definition of an intangible asset pursuant to SFAS 141 paragraph 39. The patent licenses meet the definition of intangible assets under SFAS 141 because they arise from legal rights. The Settlement Agreement granted SMIC the legal rights to all of TSMC’s existing 7,000 patents as well as additional patents obtained or acquired prior to December 31, 2010. As a result, the patent licenses are recognized as intangible assets with a remaining useful life of 6 years until December 31, 2010.

TSMC’s Covenant is recognized as an intangible asset pursuant to SFAS 141 paragraph 39 . The covenant not to sue also meets the contractual-legal criterion for alleged trade secrets related to existing 0.15um and larger processes and related business activities after the Effective Date. The Company believes that U.S. law gives owners of trade secrets the right to exclude others from the use of such trade secrets; TSMC’s covenant not to sue SMIC removes TSMC’s right to exclude SMIC from the use of certain alleged trade secrets. Therefore, the covenant is recorded as a technology-related intangible assets that arises from legal rights.

3.	For each item you have recorded as an intangible asset, tell us how you measured the intangible assets on day one. In this regard, please address the following:

•	Discuss the methodology and significant assumptions used to value each intangible asset.

Valuation Methodology

The Company advises the Staff that in estimating the fair value for the patent license and TSMC’s Covenant, the Company evaluated the income-producing capability of the intangible asset. In estimating the fair value for patent license and TSMC’s Covenant, we utilized the Income Approach, specifically the Relief from Royalty Method. This method is based on the assumption that in lieu of ownership a market participant would be willing to pay a royalty in order to realize the value of an intangible asset.

Financial Assumptions

Financial assumptions were prepared based on actual 3-year historical financials results, fiscal year 2002 to fiscal year 2004, and a 7-year business forecast detailed on a product-by-product basis.

Useful Life

The useful life of the patent license was based on the Patent License Agreement which has a term of 6 years. A 6 to 11 year useful life was applied to TSMC’s Covenant for the .15µm technology and larger while a 6-month covenant period was allocated for the .13µm technology and smaller.

Royalty Rate

A royalty rate was elected for the patent license and TSMC’s Covenant based on the following considerations: (i) existing third-party license agreements with SMIC, (ii) available comparable license agreements of other companies (i.e. semiconductor chip/IC related technology and semiconductor fabrication related), and (iii) a fraction of the operating margin is attributable to the products that are subject matters of the patent licenses (all semiconductor device products) and TSMC’s Covenant (0.15um and larger processes).

Effective Tax Rate

Effective tax rate was set in the model for the fiscal years 2005 through 2010.

Discount Rate

The discount rate selected for the valuation for the patent license and TSMC’s Covenant was based on the Weighted Average Cost of Capital (“WACC”). The WACC measures a company’s cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company’s target capital structure. The discount rate was considered to have risk profiles equal to the Company as a whole.

In the valuation analysis of individual intangible assets, the future amortization of an individual intangible asset was considered as a component of the aggregate value of the subject intangible asset. This analysis assumes that intangible assets are amortized over their contractual terms not to exceed 10 years, pursuant to applicable Peoples’ Republic of China tax regulations. The annual amortization of the intangible asset would be used to reduce pretax income during this 10-year period, and it is this “tax shield” that is discounted to present value using an appropriate rate of return. The value of this tax shield is added to the pre-amortization value to arrive at an indication for the subject technology assets.

•	Explain to us how your valuation differentiated between, and allocated amounts to, the alleged past misappropriation of trade secrets and any rights received relating to future periods in connection with the agreement.

The Company also advises the Staff that for the valuation of intangible assets attributed to the past, financial assumptions were based on actual 3-year historical financial results, fiscal year 2002 to fiscal year 2004, and estimates for the one month ending January 30, 2005 detailed on a product-by-product basis. Revenues for the intangible assets were based on total revenues related to SMIC technology products for fiscal years 2002 to 2004 and for the estimated one month ending January 30, 2005. The amount allocated to each intangible asset was based on the income-producing capability of the intangible asset.

The Company also advises the Staff that for the valuation of intangible assets attributed to future periods, financial assumptions were prepared and based on a 7-year business forecast detailed on a product-by-product basis for the period from 11 months ending December 31, 2005 to the fiscal year ending December 31, 2010. The amount allocated to each intangible asset was based on the income-producing capability of the intangible asset over its useful life.

The Company supplementally advises the Staff that it has never admitted nor agreed that it has misappropriated any TSMC intellectual property of any kind, nor has TSMC proven (or even produced evidence of) any misappropriation by the Company.

•	Tell us the rationale for allocating only $23.2 million to the past misappropriation of trade secrets.

The Company also advises the Staff that the $23.2 million is the value attributed to the patent license and TSMC’s Covenant for the period prior to the date of the Settlement Agreement. As highlighted in the previous bullet point, the amount allocated to each intangible asset was based on the income-producing capability of the intangible asset.

•	Reconcile between the total settlement amount of $175 million and the total amounts recorded in your financial statements of $158 million, consisting of $23.2 million of expense and $134.8 million recorded as intangible assets.

The total settlement amount of $175 million was discounted based on its related payment terms using a 3.4464% interest rate to arrive at the net present value of $158 million. Of the $158 million, $23.2 million was value attributed to the patent license and TSMC’s Covenant for the period prior to the date of the Settlement Agreement and was expensed in 2004 while the remaining $134.8 million was value allocated for the future periods, which was booked as an intangible asset.

Total Payment =		$175 million
Cash discount using 3.4464% =	-$	17 million

Net Present Value =		$158 million
Expense =	-$	23.2 million

Intangible Assets =	+$	134.8 million

4.	With respect to the lawsuit filed against you by TSMC on August 25, 2006, please address the following:

•	Tell us and revise future filings to explain in detail the specific allegations TSMC is making in this lawsuit.

The Company advises the Staff that on August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing), and SMIC Americas) in the Superior Court of the State of California, County of Alameda for breach of the Settlement Agreement, breach of promissory notes, and trade secret misappropriation.

The Company also advises the Staff that it will include the following disclosure in future filings, subject to change to reflect subsequent developments:

“On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among others, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the settlement agreement.”

•	Tell us and revise future filings to discuss how the allegations in this lawsuit differ from the obligations TSMC undertook in connection with the Settlement Agreement and the rights you received in connection with the Settlement Agreement.

Neither in the Settlement Agreement, nor elsewhere, has the Company ever admitted or agreed that it has misappropriated any TSMC intellectual property of any kind, with respect to any of the Company’s products. To the contrary, the Company has consistently denied misappropriation or infringement. Nevertheless, in 2005, Company management, in light of the high costs and litigation hazards of multi-forum litigation, decided to enter into the Settlement Agreement in order to avoid further cost, disruption, and risk to its operations.

In the Settlement Agreement, TSMC granted a patent cross-license, and a covenant not to sue with respect to TSMC products using a 0.15 micron or larger process, subject to various conditions. TSMC’s Covenant does not cover 0.13um and smaller technologies after 6 months of the Effective Date of the Settlement Agreement. The parties further agreed that upon certain breaches, the breaching party, but not the other party, generally, would lose the benefits of the Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, the covenant not to sue is no longer in effect with respect to the Company’s larger process product.

The Company advises the Staff that it has vigorously denied all allegations of misappropriation. Moreover, TSMC has not proven, nor even produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

The Company supplementally advises the Staff that on September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006 a cross-complaint against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

The Company supplementally advises the Staff that the High Court in Beijing, the People’s Republic of China, accepted on November 16, 2006 the filing of a complaint by the Company and its wholly-owned subsidiaries, Semiconductor Manufacturing

International (Shanghai) Corporation and Semiconductor Manufacturing International (Beijing) Corporation, regarding the unfair competition arising from the breach of bona fide (i.e. integrity and good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, amongst other things, an injunction to stop TSMC’s infringing acts, a public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

The Company also advises the Staff that it will include the following disclosure in future filings, subject to change to reflect subsequent developments:

“Neither in the Settlement Agreement, nor elsewhere, has the Company ever admitted or agreed that it has misappropriated any TSMC intellectual property of any kind, with respect to any of the Company’s products. To the contrary, the Company has consistently denied misappropriation or infringement. Nevertheless, in 2005, Company management, in light of the high costs and litigation hazards of multi-forum litigation, decided to enter into the Settlement Agreement in order to avoid further cost, disruption, and risk to its operations.

In the Settlement Agreement, TSMC granted a patent cross-license, and a covenant not to sue with respect to TSMC products using a 0.15 micron or larger process, subject to various conditions. TSMC’s Covenant does not cover 0.13um and smaller technologies after 6 months of the Effective Date of the Settlement Agreement. The parties further agreed that upon certain breaches, the breaching party, but not the other party, generally, would lose the benefits of the Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, the covenant not to sue is no longer in effect with respect to the Company’s larger process product.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not proven, nor even produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006 a cross-complaint against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation and Semiconductor Manufacturing International (Beijing) Corporation, regarding the unfair competition arising from the breach of bona fide (i.e. integrity and good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, amongst other things, an injunction to stop TSMC’s infringing acts, a public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.”

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu

Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang
Anne Chen

Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

Wilson Sonsini Goodrich & Rosati, P.C.

John Wilde

Rossana Ley

Deloitte Touche Tohmatsu CPA Ltd.